UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the Period Ended September 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 14, 2019

Item 1

NATURA &CO HOLDING S.A.

Individual and Consolidated Interim

Financial information

for the period ended September 30, 2019

KPMG Auditores Independentes
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP – Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Report on Review of Quarterly Financial
Information - ITR

To the Shareholders of
Natura &Co Holding S.A
Sao Paulo - SP

Introduction

We have reviewed the interim financial information, individual and consolidated, of Natura &Co Holding S.A (“The Company”), contained in the Quarterly Financial Information Form (ITR) for the quarter ended as at September 30, 2019, comprising the balance sheet as of September 30, 2019, the respective statements of income and comprehensive income for the three months and for the period from January 21st to September 30, 2019 ended and changes in shareholders’ equity and cash flows for the period from January 21st to September 30, 2019 then ended, including the explanatory notes.

Management is responsible for the preparation of these interim financial information individual and consolidated in accordance with Accounting Pronouncement CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion on the interim financial information individual and consolidated

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

The interim financial information referred above comprise the statements of added value (DVA) individual and consolidated for the period from January 21st to September 30, 2019, prepared under the responsibility of the Company’s management, presented as supplementary information for the purposes of IAS 34. These statements, were submitted to the review procedures performed together with the review of the Quarterly Financial Information, with the purpose to evaluate whether these are reconciled to the financial information and to accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that the statements of added value referred to above have not been prepared, in all material respects, according to the criteria defined in this Standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 13, 2019

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Rogério Hernandez Garcia
Accountant CRC 1SP213431/O-5

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

NATURA &CO HOLDING S.A.

BALANCE SHEET AT SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Company	Consolidated		Company	Consolidated
	09/2019	09/2019		09/2019	09/2019

ASSETS			LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	1,100	1,104	Other liabilities - related parties	1,004	1,004

NON CURRENT ASSETS			SHAREHOLDERS' EQUITY
Investments	4	-	Capital stock	100	100
			Total shareholders' equity	100	100

TOTAL ASSETS	1,104	1,104	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,104	1,104

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Company		Consolidated
	7/1/2019 to 9/30/2019	1/21/2019 to 9/30/2019	7/1/2019 to 9/30/2019	1/21/2019 to 9/30/2019
CONTINUING OPERATIONS
Operating expenses	-	-	-	-
Selling expenses	-	-	-	-
Administrative expenses	-	-	-	-
Other operating expenses	-	-	-	-
OPERATING PROFIT BEFORE FINANCIAL RESULT	-	-	-	-
Financial expenses
Financial income	-	-	-	-
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	-	-	-	-
Income tax and social contribution
Current	-	-	-	-
Deferred	-	-	-	-
NET INCOME FOR THE PERIOD	-	-	-	-
Attributable to the owners of the Company
Weighted average of common shares – basic and diluted	-	-	-	-
Earnings per share – basic and diluted	-	-	-	-

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Company		Consolidated
	7/1/2019 to 9/30/2019	1/21/2019 to 9/30/2019	7/1/2019 to 9/30/2019	1/21/2019 to 9/30/2019
NET INCOME FOR THE PERIOD	-	-	-	-
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Comprehensive income for the year, net of tax effects	-	-	-	-
ATTRIBUTABLE TO
Controlling interests of the Company	-	-	-	-
Non-controlling	-	-	-	-

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Capital Stock	Additional paid-in capital	Retained Earnings	Total
Company incorporated with capital on January 21, 2019	100	(90)	-	10

Initial paid in capital May 14, 2019	-	90	-	90
Total transactions with shareholders	100	-	-	100
Comprehensive income
Net income for the period	-	-	-	-
Total comprehensive income	-	-	-	-
Balances at September 30, 2019	100	-	-	100

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 21, 2019 TO SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Company	Consolidated
	09/2019	09/2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	-	-

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	-	-

CASH FLOW FROM INVESTING ACTIVITIES
Capital investment in subsidiary	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Capital increase in controlled Company	100	100
Related partie	1,000	1,004

NET CASH PROVIDED BY INVESTING ACTIVITIES	1,100	1,104

NET CASH USED IN FINANCING ACTIVITIES	1,100	1,104

Opening balance of cash and cash equivalents	-	-
Closing balance of cash and cash equivalents	1,100	1,104

Increase in cash and cash equivalents	1,100	1,104

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE PERIOD FROM JANUARY 21, 2019 TO SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

	Company	Consolidated
	09/2019	09/2019
INCOME
Inputs acquired from third parties	-	-

GROSS VALUE ADDED	-	-

Depreciation and amortization	-	-

NET VALUE ADDED PRODUCED BY THE COMPANY	-	-

TRANSFERRED VALUE ADDED	-	-

TOTAL VALUE ADDED TO DISTRIBUTE	-	-

DISTRIBUTION OF VALUE ADDED
Payroll and social charges	-	-
Taxes, fees, and contributions	-	-
Interest and leases	-	-
Retained earnings	-	-
Dividends	-	-
Net income for the period	-	-
	-	-

The notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

1.	OPERATIONS

NATURA &CO HOLDING S.A. (“Natura &Co” or “Company”), previously called Natura Holding S.A., was incorporated on January 21, 2019, with the purpose of holding interest in other companies, as partner or shareholder, in Brazil or abroad (“holding company”).

The Company is currently held by the founders of Natura Cosméticos S.A. (“Natura”), through the administrators Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. Natura is a publicly-traded corporation, headquartered in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. - Brasil, Bolsa, Balcão, under the ticker “NATU3”, and following several restructuring that will occur in the scope of the acquisition process of Avon Products, Inc. (“Avon”), the Company will become the holding company of the Natura group and will hold 100% of the shares of Natura and Avon.

The Company and its subsidiary Nectarine Merger Sub I, Inc. (“Merger Sub I”), which was incorporated as part of the corporate restructuring process initiated in 2019 by Natura Cosméticos S.A., with the purpose of incorporating Avon through the exchange of Avon and Natura Cosméticos S.A. shares, which will result in the business combination (the “Transaction”). Once the conditions for the close of the transaction are met, Nectarine Merger Sub II, Inc. (“Merger Sub II”), wholly owned subsidiary of Merger Sub I, will be merged into Avon, with Avon being the surviving company. Subsequently Merger Sub I will be incorporated by Natura & Co Holding S.A., and Natura & Co Holding S.A. will be the surviving company. As a result of the Mergers, Avon will become a wholly owned subsidiary of Natura & Co Holding S.A., and its shareholders will become shareholders of Natura & Co Holding S.A. (“Restructuring”).

Publishing these financial statements was authorized by the Board of Executive Officers on November 13, 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1	Statement of compliance and basis of preparation

The interim financial information of the Company, for the quarter ended September 30, 2019, comprises the individual and consolidated interim financial information prepared in accordance with CPC 21(R1) Demonstração Intermediária and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standard Board - IASB and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Information.

All relevant information specific to this interim financial information, and only such information, is being presented and corresponds to that used by the Management in its administration.

The interim financial information has been prepared based on the historical cost basis except for certain financial instruments that are measured at their fair values, as described in the accounting policies.

2.2	Consolidation

a)	Investments in subsidiaries

The Company controls an entity when it is exposed to, or has rights to, the variable returns arising from its involvement with the entity and when it has the power to affect these returns by exerting its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the Company obtained control until the date of loss of control. The Company holds interests only in subsidiaries.

Investments in subsidiaries are accounted for by the equity method of accounting. The financial statements of subsidiaries are prepared as of the same reporting date of the Company. Adjustments are made, if necessary, to conform their accounting practices to those adopted by the Company.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of income, in line item “Equity in subsidiaries”. All intragroup balances, revenues, expenses and unrealized gains and losses arising from intragroup transactions are completely eliminated. The other comprehensive income of subsidiaries is recorded directly in the Company’s shareholders’ equity, in line item “Other comprehensive income”.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

Below is the list of Company’s subsidiaries on September 30, 2019:

Interest in capital - %
Direct interest:
Nectarine Merger Sub I, Inc. – EUA	100.00

Indirect interest:
Nectarine Merger Sub II, Inc. – EUA	100.00

2.3	Foreign currency translation

a)	Functional currency

Items included in the interim financial statements are measured using the currency of the main economic environment where the company operates (“functional currency”). The Company’s functional currency is the Brazilian Real. The financial statements are reported in Brazilian Reais (R$), which is the Company’s reporting currency.

b)	Foreign currency transactions and balances

Foreign-denominated transactions are translated into the Company’ functional currency – Brazilian reais (R$) - at the exchange rates prevailing on the dates of the transactions. Balance sheet accounts are translated at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising on the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in profit or loss, in line items “Financial income” and “Financial expenses”.

c)	Presentation currency and translation of financial statements

The financial statements are presented in Brazilian reais (R$), which corresponds to the Company’s presentation currency.

In the preparation of the consolidated financial statements, the statements of income and of cash flows and all changes in assets and liabilities of foreign subsidiaries, whose functional currency is the local currency in the respective countries where they operate are converted into Brazilian real at the average monthly exchange rate nearest to the effective exchange rate on the date of the corresponding transactions. The balance sheet is translated into Brazilian real at the exchange rates at the reporting date.

The effects from variations in the exchange rate arising from these translations are stated under “Other comprehensive income” in the statements of comprehensive income and in shareholders’ equity.

2.1	Financial instruments

All financial assets and liabilities are initially recognized when the Company becomes part of the contractual provisions of the instrument.

I.	Financial assets

Measurement

The Company and its subsidiary classify its financial assets as follows: measured at fair value through profit or loss, cash and cash equivalents, available-for-sale and held-to-maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition. On September 30, 2019, the sole financial asset was classified as cash and cash equivalents.

2.2	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of fulfilling commitments related to cash, banks and financial investments with original maturity of less than 90 days from the date of agreement, which are subject to an insignificant risk of change in their amounts, which are recorded at cost plus income earned through the end of the reporting period and do not exceed their market or realizable values.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

2.3	Capital Stock

Common shares are classified under shareholders’ equity. Additional costs directly related to the issue of shares and options are reported in shareholders' equity as a deduction from the proceeds, net of taxes.

3.	FINANCIAL INSTRUMENTS

Below is the book and fair values of the Company's financial instruments at September 30, 2019:

	Company		Consolidated
	September 30, 2019		September 30, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	1,100	1,100	1,104	1,104

Company and Consolidated	Carrying amount
Financial liabilities	Note	Amortized cost	Total
Other liabilities – related parties	7	1,004	1,004
Total		1,004	1,004

4.	CASH AND CASH EQUIVALENTS

	Company	Consolidated
	09/2019	09/2019
Cash and cash equivalents	1,100	1,104

Cash and cash equivalents are reported in Brazilian reais.

5.	INVESTMENTS

Company
09/2019
Nectarine Merger Sub I, Inc.	4

Refers to 100% (one hundred percent) interest in Nectarine Merger Sub I's share capital. There were no movements between the date of incorporation of the subsidiary, from May 15, 2019, until September 30, 2019.

6.	EQUITY

a)	Capital Stock

On January 21, 2019, the Company’s shareholders subscribed to 100 registered common shares with no par value. Shareholders paid the amount of R$10 on January 21 and R$90 on May 14, 2019. On September 30, 2019, the Company’s capital totaled R$100. Total authorized capital is R$100.

b)	Distribution of dividends

The Company’s shareholders are entitled to a minimum mandatory dividend of 30%, calculated on adjusted net income in accordance with the accounting practices adopted in Brazil and per the Brazilian Corporation Law.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(All amounts in Brazilian reais - R$)

7.	RELATED PARTIES

NATURA &CO HOLDING S.A. will become the holding company that will control Natura Cosméticos, therefor, as from the date when the merger of Natura shares with the Company is concluded, we will start consolidating the results of Natura Cosméticos in our financial statements.

Considering that the Company was incorporated on January 21, 2019, there was no recognition of any compensation in 2019 for members of the statutory board of executive officers. The statutory executive officers are Natura Cosméticos S.A. employees.

The Company is registered with CVM and B3, and hence is using the Natura’s administrative structure. Nonetheless, expenses with registration fees and all other general and administrative expenses will also be incurred by Natura Cosméticos S.A. until it is fully established.

8.	EVENTS AFTER THE REPORTING PERIOD

At the Extraordinary Shareholders Meeting held on November 13, 2019, the acts relating to the incorporation of shares of Natura Cosméticos S.A. were approved. by Natura &Co Holding S.A. ("Natura &Co"), a corporation, based at Avenida Alexandre Colares, 1188, room A17, block A, Parque Anhanguera, CEP 05106-000, São Paulo/SP, registered in CNPJ/ME under no. 32,785.497/0001-97 ("Incorporation of Shares"). Additionally, at a general meeting of Natura &Co held on the same day, it was approved for the incorporation of Nectarine Merger Sub I, Inc., a company incorporated in accordance with the laws of the State of Delaware, ("Merger Sub I") by Natura & Co ("Incorporation"), in an act after the Incorporation of Shares and Natura &Co´s capital increase through the contribution by Natura Cosméticos controlling shareholders to Natura Cosmetics' shares held by them, as well as cash resources.

9.	APPROVAL OF FINANCIAL STATEMENTS

The Company’s interim financial statements were approved by the Board of Directors and authorized for issue at the meeting held on November 13, 2019.